
05059528

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549


RECEIVED
JUN 2 9 2005

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2004

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION
AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)



FINANCIAL STATEMENTS AND EXHIBITS

(a) Sarbanes – Oxley Act: Section 906 Certification.

(b) Consent of Independent Accountants.

(c) Financial Statements – See accompanying Report of Independent Accountants.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES
PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By: Marc D. H.

Marc D. Hamburg

Date: 6/28/05

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, William G. Gasdaska, performing the role of Chief Financial Officer and Plan Trustee of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended June 30, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/28/05



William G. Gasdaska
Chief Financial Officer and
Plan Trustee
General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the equivalent role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended June 30, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/27/05



Richard W. Manz
Second Vice President
General Reinsurance Corporation



Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. ***333-70609*** of Berkshire Hathaway Inc. on Form S-8 of our report dated June 21, 2005, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2004.

Deloitte & Touche LLP

June 29, 2005

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Employee Savings and Stock Ownership Plan
of General Re Corporation and Its Domestic Subsidiaries
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2005

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 315,068,809	$ -	$ 315,068,809
Nonparticipant directed	182,848,519	284,598,318	467,446,837
Participant loans receivable	5,884,949	-	5,884,949
Total Assets	503,802,277	284,598,318	788,400,595
LIABILITIES:			
Loan payable to General Re Corporation	-	95,075,312	95,075,312
NET ASSETS AVAILABLE FOR BENEFITS	$ 503,802,277	$ 189,523,006	$ 693,325,283

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 293,410,731	$ -	$ 293,410,731
Nonparticipant directed	176,776,370	282,454,285	459,230,655
Participant loans receivable	6,419,270	-	6,419,270
Total Assets	476,606,371	282,454,285	759,060,656
LIABILITIES:			
Loan payable to General Re Corporation	-	98,868,751	98,868,751
NET ASSETS AVAILABLE FOR BENEFITS	$ 476,606,371	$ 183,585,534	$ 660,191,905

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2004

	Participant	Nonparticipant Directed		
	Directed	Allocated	Unallocated	Total
ADDITIONS:				
Investment income:				
Net appreciation in fair value of investments	$ 18,215,840	$ 7,804,586	$ 12,339,517	$ 38,359,943
Dividends	6,553,206	-	-	6,553,206
Interest on loans	428,547	-	-	428,547
Total investment gain	25,197,593	7,804,586	12,339,517	45,341,696
Contributions:				
Participant	16,479,673	-	-	16,479,673
Employer	-	9,819,730	-	9,819,730
Total contributions	16,479,673	9,819,730	-	26,299,403
Interfund transfers	1,795,520	(1,795,520)	-	-
Total additions	43,472,786	15,828,796	12,339,517	71,641,099
DEDUCTIONS:				
Benefits paid to participants	22,322,940	9,753,903	-	32,076,843
Interest expense	-	-	6,402,045	6,402,045
Service fees	26,089	2,744	-	28,833
Total deductions	22,349,029	9,756,647	6,402,045	38,507,721
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	21,123,757	6,072,149	5,937,472	33,133,378
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	299,830,001	176,776,370	183,585,534	660,191,905
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 320,953,758	$ 182,848,519	$ 189,523,006	$ 693,325,283

1. DESCRIPTION OF PLAN

The following description of Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") only provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and its domestic subsidiaries (the "Company") who are regularly scheduled to complete at least one thousand hours of service ("Company Service") per year. The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under Internal Revenue Code ("IRC") Section 401(k). In addition, the Company contributes an amount related to the amount of employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan which is designed to comply with Section 4975(a)(7) and the regulations thereunder of the IRC of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement ("Loan") with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest to be repaid in full by 2014, with an interest rate of 9.25%. Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides for the Loan to be repaid by 2034 with interest at an annual rate of 6.5%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company ("Preferred Stock").

Prior to December 21, 1998, all Preferred Stock outstanding was held by the Plan and convertible into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company's common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank, converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 2, 1998, to 177,106 shares of Berkshire Hathaway Class B common stock ("Common Stock"). The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Common Stock to Plan participants. The Loan is now collateralized by the unallocated shares of Common Stock and is guaranteed by the Company.

The John Hewitt & Associates Inc. ("JHA") 401(k) Profit Sharing Plan and the JHA Money Purchase Pension Plan (the "JHA Plans") were merged with and into the Plan, effective January 1, 2003, and JHA became a participating subsidiary and employer of the Plan. Assets of the JHA Plans were merged into the Plan during January 2003.

The Plan's investment in the Berkshire Hathaway - B ESOP Fund consists solely of Common Stock shares.

The lender (the Company) has no rights against shares once they are allocated to participants. During the year ended December 31, 2004, the Company contributed $9,819,730 additional funds to support the Plan's debt service and the Plan paid $6,402,045 in interest expense to the Company. In 2004, the Plan allocated 3,323 shares of Common Stock to participants and 3,924 shares were retired. There were 96,934 and 62,278 shares of unallocated and allocated Common Stock, respectively, at December 31, 2004.

The Loan payable of $95,075,312 at December 31, 2004 had an estimated fair value of $108,423,885 based on discounted cash flow analyses and the Company's current incremental borrowing rates for similar types of arrangements at such date. The scheduled amortization of the Loan for the next five years and thereafter is as follows:

2005	$	509,394
2006	$	244,197
2007		-
2008		-
Thereafter	$	94,321,721

Contributions - Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions which were $13,000 for 2004. Participant contributions may be allocated among any of the Plan's investment funds, with the exception of the Berkshire Hathaway-B ESOP fund, at the participant's discretion. The Company contributes an amount equal to 100% of a participant's contribution up to 6% of the participant's base salary.

Payment of Benefits – Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $5,000 or less. If a participant's account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement.

Participant Accounts - Each participant's account is credited with the participant's contributions, which includes amounts transferred from other plans ("rollovers"), and an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

Vesting - All participant contributions become vested immediately. By government restriction, participants are not allowed to withdraw Company match amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company match after two, three and four years, respectively, of Company service.

Forfeitures - Forfeitures of nonvested accounts are allocated to other Participants' accounts based on terms as defined in the Plan agreement. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $478,317 and $113,394 respectively.

Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. Participants who have attained age 55 and completed 10 years of participation in the Plan may make an annual election to transfer their interest in the Berkshire Hathaway - B ESOP Fund to other participant-directed funds subject to certain limits.

Participant Loans - The Plan allows participants to borrow from the "before-tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates for new loans ranged from 5.00% to 5.75% in 2004 and 2003. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarizes the Plan's significant accounting policies:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan, through its mutual fund investment options, invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments in common stock, mutual funds, money market funds and common collective trusts are valued based on reported net asset values, which approximate fair value. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Common collective trusts are valued by their portfolio values which are calculated based on the underlying assets and activity in these investments. Loans receivable are recorded as the outstanding balance of the loan.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Participant loans are carried at unpaid principal. Interest income on the loans is recorded as earned on an accrual basis.

Benefits Paid to Participants – Benefit payments to participants are recorded upon distribution.

Contributions - Contributions from the participants and the Company are recorded in the period in which the payroll deductions are made from Plan participants' paychecks.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

3. INVESTMENTS

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

The investment fund options available to participants at December 31, 2004 and 2003 were:

Berkshire Hathaway - B Unitized Fund
Founders Balanced Fund
MAS Funds Value Portfolio
Neuberger & Berman Genesis Trust Fund
PIMCO Global Bond Fund
PIMCO High Yield Fund
Templeton Developing Markets Trust
Janus Worldwide Fund
Fidelity Magellan Fund
Fidelity Equity Income Fund
Fidelity Growth Company Fund
Fidelity Investment Grade Bond Fund
Fidelity Intermediate Bond Fund
Fidelity Overseas Fund
Fidelity Real Estate Fund
Fidelity Balanced Fund
Fidelity Asset Manager Fund
Fidelity Asset Manager: Growth Fund
Fidelity Emerging Markets Fund
Fidelity Asset Manager: Income Fund
Fidelity Small Cap Selector Fund
Fidelity Retirement Money Market Portfolio
Fidelity Retirement Government Money Market Portfolio
Fidelity Managed Income Portfolio
Fidelity Spartan U.S. Equity Index Fund
Fidelity Aggressive Growth Fund
Fidelity Inflation Protected Bond Fund

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2004 or 2003, were as follows:

	2004 Fair value of investments		2003 Fair value of investments	
Berkshire Hathaway - B ESOP Fund, 159,212 and 163,137 shares, respectively	$ 467,446,837	* #	$ 459,230,655	* #
Berkshire Hathaway - B Unitized Fund, 2,375,710 and 2,559,836 shares, respectively	51,647,935	*	53,372,575	*
Fidelity Magellan Fund, 354,999 and 380,355 shares, respectively	36,845,345	*	37,175,898	*
Fidelity Equity Income Fund, 685,024 and 695,505 shares, respectively	36,155,547	*	34,601,390	*

* Party-in-interest

Nonparticipant directed

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004 Net appreciation/ (depreciation) in fair value of investments	
Berkshire Hathaway - B ESOP Fund	$ 20,144,103	* #
Berkshire Hathaway - B Unitized Fund	2,306,648	*
Founders Balanced Fund	84,694	
MAS Funds Value Portfolio	396,274	
Neuberger & Berman Genesis Trust Fund	1,420,774	
PIMCO Global Bond Fund	30,830	
PIMCO High Yield Fund	43,918	
Templeton Developing Markets Trust	785,305	
Janus Worldwide Fund	552,822	
Fidelity Magellan Fund	2,164,290	*
Fidelity Equity Income Fund	2,029,525	*
Fidelity Growth Company Fund	2,473,100	*
Fidelity Investment Grade Bond Fund	(15,205)	*
Fidelity Intermediate Bond Fund	(198,938)	*
Fidelity Overseas Fund	1,152,866	*
Fidelity Real Estate Fund	1,084,057	*
Fidelity Balanced Fund	612,068	*
Fidelity Asset Manager Fund	95,906	*
Fidelity Asset Manager: Growth Fund	135,905	*
Fidelity Emerging Markets Fund	332,091	*
Fidelity Asset Manager: Income Fund	26,526	*
Fidelity Small Cap Selector Fund	690,199	*
Fidelity Spartan U.S. Equity Index Fund	1,623,900	*
Fidelity Aggressive Growth Fund	333,370	*
Fidelity Inflation Protected Bond Fund	54,915	*
Total net appreciation in fair value of investments	$ 38,359,943	

* Party-in-interest
# Nonparticipant directed

4. PLAN TERMINATION

The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries.

5. PARTIES IN INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The balances of these Fidelity mutual funds at December 31, 2004 and December 31, 2003 were $224,024,888 and $207,609,347 respectively and earned income during the year ended December 31, 2004 of $12,594,575.

The Berkshire Hathaway - B ESOP Fund and the Berkshire Hathaway - B Unitized Fund consist of Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

These investments have a cost of $129,644,057 and $132,840,129 and market values of $467,446,837 and $459,230,655 at December 31, 2004 and 2003, respectively. These investments earned income during the year ended December 31, 2004 of $20,144,103.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays these salaries on behalf of the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA's rules on prohibited transactions.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. SUBSEQUENT EVENT

Effective December 31, 2005, benefits from the General Re Employee Retirement Plan will be frozen. To replace the General Re Employee Retirement Plan, the Company will make additional contributions to employee accounts under this Plan.

The Company's annual contributions will be based on age and total compensation (base salary and 100% of bonus amounts) and will include a "profit sharing" feature based on underwriting profits.

For all employees hired before September 4, 2003, the new Plan contributions will become effective January 1, 2006. Employees hired on or after September 4, 2003 are not eligible to participate in the current General Re Employee Retirement Plan and therefore, will start participating in the Employee Savings & Stock Ownership Plan of General Re Corporation effective January 1, 2004.

****

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Inerest, Collateral, Par or Maturity Value	Cost	Current Value
*	Berkshire Hathaway - B ESOP Fund	Common Stock	$ 129,644,057	$ 467,446,837
*	Berkshire Hathaway - B Unitized Fund	Common Stock	**	51,647,935
	Founders Balanced Fund	Mutual Fund	**	1,260,197
	MAS Funds Value Portfolio	Mutual Fund	**	3,178,578
	Neuberger & Berman Genesis Trust Fund	Mutual Fund	**	12,690,207
	PIMCO Global Bond Fund	Mutual Fund	**	2,556,231
	PIMCO High Yield Fund	Mutual Fund	**	2,670,927
	Templeton Developing Markets Trust	Mutual Fund	**	4,683,413
	Janus Worldwide Fund	Mutual Fund	**	12,356,433
*	Fidelity Magellan Fund	Mutual Fund	**	36,845,345
*	Fidelity Equity Income Fund	Mutual Fund	**	36,155,547
*	Fidelity Growth Company Fund	Mutual Fund	**	23,026,306
*	Fidelity Investment Grade Bond Fund	Mutual Fund	**	5,201,202
*	Fidelity Intermediate Bond Fund	Mutual Fund	**	14,118,887
*	Fidelity Overseas Fund	Mutual Fund	**	10,568,466
*	Fidelity Real Estate Fund	Mutual Fund	**	6,506,495
*	Fidelity Balanced Fund	Mutual Fund	**	10,509,310
*	Fidelity Asset Manager Fund	Mutual Fund	**	3,374,884
*	Fidelity Asset Manager: Growth Fund	Mutual Fund	**	3,703,248
*	Fidelity Emerging Markets Fund	Mutual Fund	**	2,369,442
*	Fidelity Asset Manager: Income Fund	Mutual Fund	**	656,757
*	Fidelity Small Cap Selector Fund	Mutual Fund	**	7,797,034
*	Fidelity Retirement Money Market Portfolio	Money Market Fund	**	16,706,881
*	Fidelity Retirement Government Money Market Portfolio	Money Market Fund	**	5,347,390
*	Fidelity Managed Incomed Portfolio ***	Money Market Fund	**	14,090,021
*	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	**	21,229,054
*	Fidelity Aggressive Growth Fund	Mutual Fund	**	3,665,559
*	Fidelity Inflation Protected Bond Fund	Mutual Fund	**	2,153,060
*	Various Participants	Participant Loans (maturing through 2034 at interest rates from 5.00% to 11.5%)	**	5,884,949
	Total			$ 788,400,595

* Party-in-interest

** Cost information is not required for participant directed investments and, therefore, is not included.

*** This investment or fund represents a Common Collective Trust.